Lamb Weston Holdings, Inc.

599 South Rivershore Lane

Eagle, Idaho 83616

February 13, 2020

Ms. Claire Erlanger
Staff Accountant
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: Lamb Weston Holdings, Inc.

Form 10-K for the Fiscal Year Ended May 26, 2019

Filed July 25, 2019

File No. 001-37830

Dear Ms. Erlanger:

Thank you for your letter, dated February 10, 2020, regarding Lamb Weston Holdings, Inc.’s (the “Company”) Form 10-K for the fiscal year ended May 26, 2019 (the “Form 10-K”). For your convenience, we have set forth below the comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) followed by our responses.

Notes to the Financial Statements
Note 2.  Revenue from Contracts with Customers, page 64

1.              We note your disclosure that generally, you recognize revenue on a point in time basis when the customer takes title to the goods and assumes the risks, rewards, or control of the goods. However, you recognize revenue over time for customized products as they are produced and you have a purchase order providing a legally enforceable right to payment for the goods. For performance obligations which you satisfy over time, please tell us, and revise to disclose the method used to recognize revenue (for example, a description of the output methods or input methods used and how those methods are applied), and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services. See guidance in ASC 606-10-50-18.

Response:

The Company notes the Staff’s comment and has considered the guidance in ASC 606-10-50-18.  We respectfully refer the Staff to Note 2. Revenue From Contracts With Customers, specifically the two paragraphs on page 65 of our Form 10-K appearing under the table titled “Combined and Consolidated Statements of Cash Flows,” which explain our rationale for recognizing revenue for our customized products over time, as the goods are produced:

“. . . there are certain products that we manufacture to customers’ unique recipes (customized products). Due to the costs associated with reworking, transporting, and repackaging these products, we concluded that these products do not have an alternative future use at a reasonable profit margin under the new revenue standard.

The customized product sales are covered by purchase orders.  Once the customized product is manufactured per the purchase order, we have an enforceable right to payment for the products.  As such, the adoption of ASC 606 resulted in the acceleration of revenue for customized products at the time we have a legally enforceable right to payment since these products do not have an alternative use at a reasonable profit margin.  Sales of customized products are generally recurring, thereby limiting the net impact of the adoption of the new revenue standard.”

In future filings, we will replace the second sentence of the second paragraph quoted from the Form 10-K above with the following: “[w]e recognize revenue for customized products over time, utilizing an output method based on products produced. This is because once a customized product is manufactured pursuant to a purchase order, we have an enforceable right to payment for that product.”

2.              Please tell us, and revise to disclose the nature of your significant payment terms, including whether any of your contracts have significant financing components. Also, please disclose any obligations for returns or refunds. See guidance in ASC 606-10-50-12.

Response:

The Company notes the Staff’s comment and has considered the guidance in ASC 606-10-50-12. We respectfully refer the Staff to Note 2. Revenue From Contracts With Customers, specifically the paragraph on page 65 of our Form 10-K under “Segment Information,” where we state “[t]he nature of our contracts can vary based on the business, customer type, and region; however, in all instances it is our customary business practice to receive a valid order from the customer, in which each party’s rights and related payment terms are clearly identifiable.” In future filings, we will enhance our disclosure to include the following:

“Our payment terms are consistent with industry standards and generally include early pay discounts. Amounts billed and due from customers are short-term in nature and are classified as receivables, since payments are unconditional and only the passage of time is required before payments are due. We generally do not offer financing to our customers. We also do not provide a general right of return. However, customers may seek to return defective or non-conforming products. Following a customer return, we may offer remedies, including cash refunds, credit towards future purchases, or product replacement. As a result, customers’ right of return and related refund or product liabilities are estimated and recorded as reductions in revenue.”

We appreciate the opportunity to address the Staff’s comments. If you have any questions regarding our responses, please contact Bernadette Madarieta, Vice President and Controller, at (208) 658-2206.

Sincerely,

/s/ Robert M. McNutt

Robert M. McNutt
Senior Vice President and Chief
Financial Officer

cc: Bernadette Madarieta